UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to SCHEDULE 13G

Under the Securities Exchange Act of 1934

Faraday Future Intelligent Electric Inc.

(Name of Issuer)

Class A Common Stock, with a par value $0.0001 per share

(Title of Class of Securities)

307359505

(CUSIP Number)

December 31, 2023

(Date of Event, which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐       Rule 13d-1(b)

☒       Rule 13d-1(c)

☐       Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information, which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities and Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act out shall be subject to all other provisions of the Act, (however, see the Notes).

CUSIP No. 307359505

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) YA II PN, Ltd. (98-0615462)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power:	0
	6	Shared Voting Power:	13,703,727*
	7.	Sole Dispositive Power:	0
	8.	Shared Dispositive Power:	13,703,727*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,703,727*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percentage of Class Represented by Amount in Row (9): 9.99%**
12.	Type of Reporting Person (See Instructions): CO

* 13,703,727 shares consisting of the direct ownership of 0 shares of Class A Common Stock plus the deemed ownership of 13,703,727 shares of Class A Common Stock that the reporting person has the right to acquire within 60 days of the date of the report.

** Calculation based on 137,174,440 outstanding shares of the issuer’s Class A Common Stock, consisting of 123,470,713 shares of Class A Common Stock outstanding as of December 21, 2023 as reported in the Issuer’s Definitive Proxy Statement (the “DEF 14A”), filed by the Issuer with the U.S. Securities and Exchange Commission on January 10, 2024 and an additional 13,703,727 shares of Class A Common Stock that the reporting person has the right to acquire within 60 days of the date of the report.

CUSIP No. 307359505

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) YA Global Investments II (U.S.), LP (42-1766918)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power:	0
	6	Shared Voting Power:	13,703,727*
	7.	Sole Dispositive Power:	0
	8.	Shared Dispositive Power:	13,703,727*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,703,727*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percentage of Class Represented by Amount in Row (9): 9.99%**
12.	Type of Reporting Person (See Instructions): PN

* 13,703,727 shares consisting of the direct ownership of 0 shares of Class A Common Stock plus the deemed ownership of 13,703,727 shares of Class A Common Stock that the reporting person has the right to acquire within 60 days of the date of the report.

** Calculation based on 137,174,440 outstanding shares of the issuer’s Class A Common Stock, consisting of 123,470,713 shares of Class A Common Stock outstanding as of the date of this report and an additional 13,703,727 shares of Class A Common Stock that the reporting person has the right to acquire within 60 days of the date of the report.

CUSIP No. 307359505

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) YA II GP, LP (80-0827189)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power:	0
	6	Shared Voting Power:	13,703,727*
	7.	Sole Dispositive Power:	0
	8.	Shared Dispositive Power:	13,703,727*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,703,727*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percentage of Class Represented by Amount in Row (9): 9.99%**
12.	Type of Reporting Person (See Instructions): PN

* 13,703,727 shares consisting of the direct ownership of 0 shares of Class A Common Stock plus the deemed ownership of 13,703,727 shares of Class A Common Stock that the reporting person has the right to acquire within 60 days of the date of the report.

** Calculation based on 137,174,440 outstanding shares of the issuer’s Class A Common Stock, consisting of 123,470,713 shares of Class A Common Stock outstanding as of December 21, 2023 as reported in the Issuer’s DEF 14A and an additional 13,703,727 shares of Class A Common Stock that the reporting person has the right to acquire within 60 days of the date of the report.

CUSIP No. 307359505

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) YAII GP II, LLC (81-4908890)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power:	0
	6	Shared Voting Power:	13,703,727*
	7.	Sole Dispositive Power:	0
	8.	Shared Dispositive Power:	13,703,727*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,703,727*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percentage of Class Represented by Amount in Row (9): 9.99%**
12.	Type of Reporting Person (See Instructions): OO

* 13,703,727 shares consisting of the direct ownership of 0 shares of Class A Common Stock plus the deemed ownership of 13,703,727 shares of Class A Common Stock that the reporting person has the right to acquire within 60 days of the date of the report.

** Calculation based on 137,174,440 outstanding shares of the issuer’s Class A Common Stock, consisting of 123,470,713 shares of Class A Common Stock outstanding as of December 21, 2023 as reported in the Issuer’s DEF 14A and an additional 13,703,727 shares of Class A Common Stock that the reporting person has the right to acquire within 60 days of the date of the report.

CUSIP No. 307359505

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Yorkville Advisors Global, LP (90-0860458)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power:	0
	6	Shared Voting Power:	13,703,727*
	7.	Sole Dispositive Power:	0
	8.	Shared Dispositive Power:	13,703,727*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,703,727*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percentage of Class Represented by Amount in Row (9): 9.99%**
12.	Type of Reporting Person (See Instructions): IA

* 13,703,727 shares consisting of the direct ownership of 0 shares of Class A Common Stock plus the deemed ownership of 13,703,727 shares of Class A Common Stock that the reporting person has the right to acquire within 60 days of the date of the report.

** Calculation based on 137,174,440 outstanding shares of the issuer’s Class A Common Stock, consisting of 123,470,713 shares of Class A Common Stock outstanding as of December 21, 2023 as reported in the Issuer’s DEF 14A and an additional 13,703,727 shares of Class A Common Stock that the reporting person has the right to acquire within 60 days of the date of the report.

CUSIP No. 307359505

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Yorkville Advisors Global II, LLC (81-4918579)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power:	0
	6	Shared Voting Power:	13,703,727*
	7.	Sole Dispositive Power:	0
	8.	Shared Dispositive Power:	13,703,727*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,703,727*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percentage of Class Represented by Amount in Row (9): 9.99%**
12.	Type of Reporting Person (See Instructions): OO

* 13,703,727 shares consisting of the direct ownership of 0 shares of Class A Common Stock plus the deemed ownership of 13,703,727 shares of Class A Common Stock that the reporting person has the right to acquire within 60 days of the date of the report.

** Calculation based on 137,174,440 outstanding shares of the issuer’s Class A Common Stock, consisting of 123,470,713 shares of Class A Common Stock outstanding as of December 21, 2023 as reported in the Issuer’s DEF 14A and an additional 13,703,727 shares of Class A Common Stock that the reporting person has the right to acquire within 60 days of the date of the report.

CUSIP No. 307359505

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Mark Angelo
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power:	0
	6	Shared Voting Power:	13,703,727*
	7.	Sole Dispositive Power:	0
	8.	Shared Dispositive Power:	13,703,727*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,703,727*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percentage of Class Represented by Amount in Row (9): 9.99%**
12.	Type of Reporting Person (See Instructions): IN

* 13,703,727 shares consisting of the direct ownership of 0 shares of Class A Common Stock plus the deemed ownership of 13,703,727 shares of Class A Common Stock that the reporting person has the right to acquire within 60 days of the date of the report.

** Calculation based on 137,174,440 outstanding shares of the issuer’s Class A Common Stock, consisting of 123,470,713 shares of Class A Common Stock outstanding as of December 21, 2023 as reported in the Issuer’s DEF 14A and an additional 13,703,727 shares of Class A Common Stock that the reporting person has the right to acquire within 60 days of the date of the report.

Item 1.

(a)	Name of Issuer:

Faraday Future Intelligent Electric Inc

(b)	Address of Issuer’s Principal Executive Offices

18455 South Figueroa Street

Gardena, CA90248

Item 2.	Identity and Background.

(a)	Name of Person Filing:

YA II PN, Ltd.

(b)	Address of Principal Executive Office or, if none, Residence of Reporting Persons:

1012 Springfield Ave.

Mountainside, NJ 07092

(c)	Citizenship:

Cayman Islands

(d)	Title of Class of Securities:

Class A Common Stock, with a par value $0.0001 per share

(e)	CUSIP Number:

307359505

Item 3.	If the statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 of the Act (15 U.S.C. 78o);
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J); or
(k)	☒	Group, in accordance with 240.13d(b)(1)(ii)(K).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 13,703,727*

(b)	Percentage of Class: 9.99%**

(c)	Number of shares as to which the person has:

(i)	Sole Power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: Less than 13,703,727*

(iii)	Sole power to dispose or to direct the disposition: 0

(iv)	Shared power to dispose or to direct the disposition: 13,703,727*

* 13,703,727 shares consisting of the direct ownership of 0 shares of Class A Common Stock plus the deemed ownership of 13,703,727 shares of Class A Common Stock that the reporting person has the right to acquire within 60 days of the date of the report.

** Calculation based on 137,174,440 outstanding shares of the issuer’s Class A Common Stock, consisting of 123,470,713 shares of Class A Common Stock outstanding as of December 21, 2023 as reported in the Issuer’s DEF 14A and an additional 13,703,727 shares of Class A Common Stock that the reporting person has the right to acquire within 60 days of the date of the report.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of more than five percent on Behalf of Another Person.

The reporting persons directly or indirectly own an aggregate of 39,567,350* or 9.99%, of the Class A Common Stock of the Company as of the date of this filing. YA II and the other reporting persons shared the power to vote and dispose any such shares of Class A Common Stock.

Direct beneficial ownership of such Class A Common Stock by the reporting persons is as follows (and therefore excludes any shares of Class A Common Stock indirectly held by such person or any securities, such as warrants, which may be exercised or converted into Class A Common Stock of the Company):

•	YA II PN, Ltd. – 0
•	YA Global Investments II (U.S.), LP -- 0
•	Yorkville Advisors Global, LP – 0
•	Yorkville Advisors Global II, LLC – 0
•	YA II GP, LP – 0
•	YAII GP II, LLC -- 0
•	Mark Angelo – 0

Indirect beneficial ownership: YA II PN, Ltd. (“YA II”) entered into a Standby Equity Purchase Agreement (“SEPA”) with the issuer dated as of November 11, 2022. Under the SEPA, the issuer has the option to sell shares of its Class A Common Stock to YA II, and YA II is obligated to purchase such shares, at a price and on the terms and subject to the conditions set forth in the SEPA. Under the SEPA, the issuer is prohibited from selling shares to YA II to the extent that it would cause the aggregate number of shares of Class A Common Stock beneficially owned by YA II and its affiliates to exceed 9.99% of the shares of Class A Common Stock of the issuer. In addition to the direct beneficial ownership set forth above, each reporting person is also deemed to be the indirect beneficial owner of additional 13,703,727* shares of Class A Common Stock that the issuer has the right to sell to the reporting persons under a SEPA within 60 days of the date of this filing.

Below is a description of the relationship among the reporting persons:

YA II PN, Ltd. (“YA II”) is beneficially owned by YA Global Investments II (U.S.), LP (the “YA Feeder”). Yorkville Advisors Global, LP (the “YA Advisor”) is the investment manager to YA II. Yorkville Advisors Global II, LLC (the “YA Advisor GP”) is the general partner to the YA Advisor. YAII GP, LP (the “YA GP”) is the general partner to the YA Feeder. YAII GP II, LLC (the “Yorkville GP”) is the general partner to the YA GP. Mark Angelo makes the investment decisions on behalf of YA II. Accordingly, each of YA II, YA Feeder, the YA Advisor, the YA Advisor GP, the YA GP, the Yorkville GP and Mark Angelo may be deemed affiliates and therefore may be deemed to beneficially own the same number of Class A Common Shares.

For purposes of this filing, each of the reporting persons is deemed an affiliate of each other reporting person.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Member Group

See Item 6.

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as participant in any transaction having that purpose or effect.

Additional Information:

Each Reporting Person disclaims beneficial ownership of any securities beneficially owned by each other Reporting Person, and its report shall not be deemed to be an admission that any Reporting Person is the beneficial owner of these securities for the purpose of Section 16 or for any other purpose.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement in true, complete and correct.

Dated: February 12, 2024

REPORTING PERSON:

YA II PN, Ltd.

By:	/s/ Robert Munro
Robert Munro
Chief Compliance Officer

YA Global Investments II (U.S.), Ltd.

By:	/s/ Robert Munro
Robert Munro
Chief Compliance Officer

Yorkville Advisors Global, LP

By: Yorkville Advisors Global, LLC
Its: General Partner

By:	/s/ Robert Munro
Robert Munro
Chief Compliance Officer

Yorkville Advisors Global II, LLC

By:	/s/ Robert Munro
Robert Munro
Chief Compliance Officer

YA II GP, LP

By: YAII GP II, LLC
Its: General Partner

By:	/s/ Robert Munro
Robert Munro
Chief Compliance Officer

YAII GP II, LLC

By:	/s/ Robert Munro
Robert Munro
Chief Compliance Officer